

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2008

Via Facsimile ((212) 867-5802) and U.S. Mail

Kevin D. Cramer, Esq.
Osler, Hoskin & Harcourt LLP
620 8th Avenue, 36th Floor
New York, NY 10018


Re: Fording Canadian Coal Trust
Amended Schedule 13E-3
File No. 005-62313
Filed September 10, 2008


Dear Mr. Cramer:

We have reviewed your filing and have the following comments.

Revised Information Circular

Special Factors

Background to the Arrangement, page 17

1.   We note your response to prior comment 8. Please provide us with copies of the referenced reports supplementally.

2.   We reissue prior comment 9. We note you have not provided the disclosure required by Item 1015 of Regulation M-A or filed the reports as exhibits to the Schedule 13E-3 as required by Item 1016 of Regulation M-A, or provided legal analysis supporting the foregoing decisions. We note additionally that neither the length of a report nor its technical nature are factors used in determining compliance with Items 1015 or 1016 of Regulation M-A.

Historical Selected Financial Data, page 77

3.   We note that your response to prior comment 18 does not address Items 1010(c)(4) and (5). Please revise.

Closing Comments

        Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        Daniel F. Duchovny
        Special Counsel
        Office of Mergers & Acquisitions